Nuveen Fund Advisors, LLC

333 West Wacker Drive

Chicago, IL 60606

Phone: 312-917-7700

www.nuveen.com

July 24, 2015

VIA EDGAR

Alison White

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Nuveen High Income 2020 Target Term Fund

Registration Statement on Form N-2

File Nos. 333-203768 and 811-23051

Dear Ms. White,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen High Income 2020 Target Term Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on July 28, 2015 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely,

NUVEEN HIGH INCOME 2020 TARGET TERM FUND

By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary